August 26, 2025

Sarah Glickman
Chief Financial Officer
Criteo S.A.
32 Rue Blanche
Paris, France 75009

        Re: Criteo S.A.
            Form 10-K for Fiscal Year Ended December 31, 2024
            Form 10-Q for Fiscal Quarter Ended March 31, 2025
            File No. 001-36153
Dear Sarah Glickman:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services